Exhibit 99.1

NEWS RELEASE

Endeavour Silver Sets New Production Record in Second Quarter, 2013;
Produces 1,535,873 oz Silver (Up 48%) and 19,914 oz Gold (Up 159%);
______________________________________________________________________________

Vancouver, Canada – July 10, 2013 - Endeavour Silver Corp. (TSX: EDR, NYSE: EXK) announced today that it set new records for quarterly silver and gold production in the Second Quarter, 2013 from the Company’s three operating silver mines in Mexico, the Guanaceví Mine in Durango State and the Bolañitos and El Cubo Mines in Guanajuato State.

Silver production in the Second Quarter, 2013 was up 48% to 1,535,873 ounces (oz) and gold production was up 159% to 19,914 oz compared to the Second Quarter, 2012.  Revenues were up 57% to US$63.5 million in Q2, 2013 as a result of the increased metal production, offset partially by lower metal prices.

Production Highlights for Second Quarter, 2013 (Compared to Second Quarter, 2012)

• Silver production increased 48% to 1,535,873 oz
• Gold production jumped 159% to 19,914 oz
• Silver and equivalents production escalated 76% to 2.61 million oz (at a 60:1 silver: gold ratio)
• Revenues rose 57% to $63.5 million on 1,787,571 silver oz sold and 25,477 gold oz sold

• Realized silver price fell 35% to $19.08 per oz sold(2)
• Realized gold price fell 28% to $1,151 per oz sold(2)
• Bullion inventory at quarter-end included 214,068 oz silver and 522 oz gold
• Concentrate inventory at quarter-end included 41,192 oz silver and 798 oz gold

• Reduced costs company-wide in response to the sharply lower metal prices
• Expanded production at Bolañitos to boost cash flow and offset lower metal prices
• Re-commissioned the newly rebuilt plant and infrastructure at El Cubo on time and budget
• Bolañitos placed 2nd, El Cubo 6th of 15 teams in regional underground mine safety competition

At Bolañitos, production averaged 2,225 tonnes per day (tpd) in Q2, 2013, well above the mine plan, thanks to the continued availability of the leased Las Torres plant near El Cubo.  The Bolañitos plant operated at its 1,600 tpd capacity and the extra tonnes were processed at Las Torres.  Ore grades were also significantly above plan, as mining is now accessing better than planned reserve grades.

The Company previously announced the return of the leased Las Torres plant on June 10 but Fresnillo plc was not ready to take it back so Endeavour continued to use these facilities to process El Cubo and Bolañitos ores in Q2, 2013.  The return of the Las Torres assets is now expected to occur this month, at which time mine production at Bolañitos will pull back to the 1,900 tpd range.

At El Cubo, production averaged 987 tpd, better than planned because the actual 8% plant down time during the plant re-construction period was less than the scheduled 15% production shortfall.  Grades were a bit below plan as the Company focused more on mine development during the Second Quarter 2013.  Recoveries appear low because the El Cubo plant was emptied during the re-building period and the reloading of the plant results in approximately 73,000 oz silver and 1,460 oz gold production held in circuit that was processed into bullion after the end of the quarter.

At Guanaceví, production averaged 1,107 tpd, 8% below plan due to unscheduled repair and maintenance issues at the plant.  Those issues should be fully resolved in July.  Ore grades were better than planned as the higher grade production from Porvenir Cuatro continues to climb but recoveries were below plan due to weaker recoveries from the deeper Porvenir Norte ores.

Bradford Cooke, CEO and Director, commented, “Endeavour’s mining operations continued to beat expectations in Q2, 2013 thanks to the out-performance of the Bolañitos mine, which peaked at 3,000 tonnes per day (tpd) thanks to continued access to the leased Las Torres plant.  Our consolidated throughput and ore grades both increased during the quarter, offset partially by lower metal recoveries.”

“I would like to congratulate our operations team for finding a way to boost short term production at Bolañitos and for completing the El Cubo plant and infrastructure reconstruction on time and budget.  To accomplish this in just seven months is a remarkable achievement for the Company.  Now we can focus on speeding up the operational turn-around at El Cubo, given the sharply lower metal prices.”

Endeavour’s capital, exploration, operating and administrative cost reductions included work force reductions which resulted in one time severance costs during the Second Quarter 2013.  As well, our re-construction of the El Cubo plant and surface infrastructure resulted in some scheduled plant down time and forecasted lost production.  Combined with the lower value of the gold byproduct credit, these factors will likely push our cash cost of production higher in Q2, 2013.  However, the cost reductions should benefit both cash and all-in operating costs starting in Q3, 2013.

Management is now conducting a second review of company-wide costs to see what expenditures can be reduced further in response to the latest drop in metal prices.  In addition to reducing our costs per tonne, we are also evaluating our revenues per tonne. One of the benefits of our high grade, underground mines in general is that they have each produced higher ore grades at higher cut-off grades in the past.  We are currently re-doing our mine plan for El Cubo in particular to try and raise the cut-off and ore grades faster than scheduled in the original two year turn-around plan.

At the Mexico central zone regional underground mine rescue competition held recently in Zacatecas, Endeavour mine rescue teams continued to perform well, with Bolañitos placing second and El Cubo placing sixth out of 15 mine rescue teams in the competition.  Safety continues to be a top priority at each of Endeavour’s mining and exploration sites.

Production Tables for Second Quarter, 2013

Three Months Ended June 30					Six Months Ended June 30
2013		2012	% Change	Q2 2013 Highlights	2013		2012	% Change
Production
393,070		202,988	94%	Throughput (tonnes)	769,414		396,746	94%
1,535,873		1,040,026	48%	Silver ounces	3,025,590		2,112,517	43%
19,914		7,695	159%	Gold ounces	34,946		14,016	149%
1,479,828		1,029,626	44%	Payable silver ounces	2,939,533		2,091,392	41%
18,843		7,618	147%	Payable gold ounces	33,552		13,876	142%
2,610,408		1,486,706	76%	Silver equivalent ounces(1)	4,960,534		2,923,952	70%

63.5		40.5	57%	Revenues ($ millions)	133.3		89.5	49%
1,787,571		1,075,000	66%	Silver ounces sold	3,302,648		2,175,000	52%
25,477		5,650	351%	Gold ounces sold	41,201		13,146	213%
19.08	(2)	29.21	(35%)	Realized silver price per ounce	23.81	(2)	31.18	(24%)
1,151	(2)	1,599	(28%)	Realized gold price per ounce	1,328	(2)	1,648	(19%)

(1)	Silver equivalent ounces calculated using 60:1 ratio

(2)
Revenue from the sale of concentrates is subject to adjustments upon final settlement.  Concentrate sales are subject to mark to market accounting treatments resulting in quarterly closing prices used for a significant portion of metal sales. Furthermore, reported revenue and realized prices include adjustments to prior quarter sales on final settlement.

Production by mine	Tonnes Produced	Tonnes per day		Grade Ag gpt(3)	Grade Au gpt(1)	Recovery Ag %	Recovery Au %	Silver Oz	Gold Oz
Guanacevi	100,781	1,107		240	0.68	71.3	72.6	555,036	1,590
Bolanitos	202,472	2,225	(2)	160	2.84	77.8	85.2	810,414	15,751
El Cubo	89,817	987		93	1.41	63.5	63.2	170,423	2,574
Consolidated	393,070	4,319		165	1.96	73.6	80.4	1,535,396	22,212

(1) gpt = grams per tonnes
(2) Includes 61,701 tonnes (678 tpd) processed at Las Torres facility

Conference Call

A telephone conference call to discuss the Second Quarter 2013 operating results will be held at 10 am PDT (1 pm EDT) on Thursday, July 11, 2013. To participate in the conference call, please dial the following:

• 1-800-319-4610                                 Canada and USA (Toll-free)
• 604-638-5340                                    Vancouver Dial In
• 1-604-638-5340                                 Outside of Canada & USA
• No pass-code is necessary to participate in the conference call

A replay of the conference call will be available by dialing 1-800-319-6413 in Canada & USA (Toll-free) or 1-604-638-9010 outside of Canada & USA. The required pass-code is 4890 followed by the # sign.

About Endeavour Silver – Endeavour is a mid-tier silver mining company focused on growing its profits, production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted eight consecutive years of accretive growth of its silver mining operations. The organic expansion programs now underway at Endeavour’s three silver-gold mines in Mexico combined with its strategic acquisition and exploration programs should facilitate Endeavour’s goal to become a premier senior silver producer.

Contact Information - For more information, please contact:
Meghan Brown, Director Investor Relations
Toll free: (877) 685-9775
Tel: (604) 685-9775
Fax: (604) 685-9744
Email: mbrown@edrsilver.com
Website: www.edrsilver.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2013 and the timing and results of exploration drill programs. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.